Exhibit 99.1

Metro Bank Engages Employees for Better Customer Service with NICE
Workforce Management in the Cloud

NICE WFM will be used to slash scheduling inefficiencies, improve forecasting, and provide schedule management via smartphone – with an expected increase in service levels by 11%

Hoboken, N.J., July 3, 2017 – NICE (Nasdaq:NICE) today announced that Metro Bank, a rapidly growing United Kingdom-based challenger bank, has selected NICE’s leading Workforce Management (WFM) solution to support its UK operations. In addition to increasing operational efficiency and agent productivity at the bank’s branches and contact centers, the NICE WFM solution will also help boost employee motivation with a smartphone application for mobile access to WFM scheduling features.

Metro Bank, currently with 600 contact center seats and 1,000 branch positions to manage, is expected to double in size over the next two years. The bank’s customers interact with the institution across multiple channels – mobile, internet, and social media – as well as at brick-and-mortar branches, seven days a week, 365 days a year. NICE Workforce Management, both the enterprise NICE WFM and EVOLVE solutions, will provide Metro Bank with the cloud-based agility necessary to produce precise forecasts and efficient scheduling in its complex and growing financial services business in the branch while benefiting from the sophistication of the enterprise NICE WFM.

Metro Bank will use NICE WFM’s unique capability to schedule agents based on their specific skill sets, which will increase agent productivity through improved occupancy management and average handle times, as well as reduce shrinkage. These efficiencies will allow the bank to expand its services without adding to its head count or increasing costs.

Greater forecast accuracy and operations streamlining is expected to improve Metro Bank’s service levels by 11 percent, and reduce abandonment rates in the contact center and at bank branches. In addition to improved customer satisfaction and loyalty, bank employees will benefit from higher engagement and satisfaction thanks to greater scheduling autonomy, especially through the unique NICE WFM mobile application.

Carl Jorgensen, Head of Resource Planning, Metro Bank:
“Metro Bank needed a workforce management solution that could digest the complexity of our organization, which means handling our rapid growth and providing insight for capacity planning in dynamic scenarios. NICE Workforce Management, as the most complete and configurable solution on the market, is giving us exactly the control we need to generate precise forecasts and clear action for both our contact centers and bank branches.”

John O’Hara, president, NICE EMEA:
“As part of our commitment to address the challenges unique to the emerging sector that Metro Bank operates in, our cloud-based Workforce Management solutions ensure they will always stay ahead of the curve, quickly meeting their changing needs. WFM innovations such as state-of-the-art forecasting capabilities, along with our customer-friendly user interface, help institutions like Metro Bank reinvent customer service in the financial services industry.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.